TSX, NYSE – HBM
2016 No. 15

News Release

Hudbay Announces Third Quarter 2016 Results

Toronto, Ontario, November 2, 2016 – HudBay Minerals Inc. (“Hudbay” or the “company”) (TSX, NYSE:HBM) today released its third quarter 2016 financial results. All amounts are in US dollars, unless otherwise noted.

Summary:

  Record production, consisting of 45,937 tonnes of copper, 31,606 tonnes of zinc, 29,865 ounces of gold, and 1,043,791 ounces of silver1
  Earnings per share of $0.14 compared to loss per share of $0.05 in the third quarter of 2015
  Continued low cost performance with consolidated cash cost, net of by-product credits, of $0.91 per pound, and consolidated all-in sustaining cash cost, net of by-product credits, of $1.46 per pound2
  Operating cash flow before change in non-cash working capital increased to $124.2 million, or $0.53 per share, from $79.0 million, or $0.34 per share, in the third quarter of 20152
  Total liquidity of approximately $277.5 million, including $118.3 million in cash, after semi-annual bond interest payment at the end of the third quarter

In the third quarter of 2016, cash generated from operating activities decreased to $95.9 million from $104.2 million in the same period of 2015. Operating cash flow before change in non-cash working capital increased to $124.2 million in the third quarter of 2016 from $79.0 million in the same quarter of 2015. The increase in operating cash flow is the result of growth in production and copper sales volumes, slightly higher realized sales prices and ongoing cost optimization initiatives at all sites. Offsetting the growth in operating cash flow were movements in non-cash working capital mainly related to receivables and payables that used cash in 2016 and released cash in 2015, leading to the overall reduction in cash generated from operating activities.

“Our strong operating performance together with the cost efficiencies achieved at our operations enabled us to generate increased operating cash flow and earnings during the quarter,” said Alan Hair, president and chief executive officer. “We remain on track to meet the production and operating cost targets established earlier this year, with sustaining capital spending expected to be lower than initial guidance.”

_______________________________________________
1 Quarterly production on a copper-equivalent basis is calculated by converting contained metal in concentrate produced at realized prices and is provided in a chart on page 2 of this news release.
2 Cash cost and all-in sustaining cash cost, net of by-product credits, per pound of copper produced, operating cash flow before changes in non-cash working capital, and operating cash flow per share are not recognized under IFRS. For a detailed description of each of these non-IFRS financial performance measures, please see the discussion under “Non-IFRS Financial Performance Measures” on page 6 of this news release.

TSX, NYSE – HBM
2016 No. 15

Net profit and earnings per share in the third quarter of 2016 were $33.6 million and $0.14, respectively, compared to net loss and loss per share of $11.8 million and $0.05, respectively, in the third quarter of 2015. In addition to the positive factors described above, profit in the third quarter of 2016 was higher than the same period in 2015 as a result of an asset impairment charge of $21.4 million after-tax in 2015 related to equipment inherited from the acquisition of Augusta Resource Corporation.

Net profit and earnings per share in the third quarter of 2016 were affected by, among other things, the following items:

	Pre-tax gain	After-tax gain	Per share
	($ millions)	($ millions)	($/share)
Gain on mark-to-market of various
financial instruments	10.5	10.5	0.04
Non-cash deferred tax adjustments	-	3.2	0.01

Results at Hudbay’s operations were strong with record quarterly consolidated copper-equivalent production3 and continued low cash costs in both Peru and Manitoba. In the third quarter of 2016, consolidated cash cost per pound of copper produced, net of by-product credits, was $0.91, which is nearly unchanged compared to the same period last year when it was $0.90 per pound. Incorporating sustaining capital, capitalized exploration, royalties and corporate general and administrative (“G&A”) costs, consolidated all-in sustaining cash cost per pound of copper produced, net of by-product credits, in the third quarter of 2016 declined to $1.46 from $1.86 in the third quarter of 2015. The decline was driven by substantial declines in sustaining capital expenditures.

The cost reduction initiatives announced on February 24, 2016 are on track to meet company targets for 2016. Based on these efforts and operating results to date, Hudbay expects to meet all of its production and operating cost guidance. Sustaining capital spending is expected to be approximately 10% lower than initial guidance of $220 million as a result of cost savings and deferral of some spending to 2017 and subsequent years.

_______________________________________________
3 Production on a copper-equivalent basis is calculated by converting contained metal in concentrate produced at realized prices.

TSX, NYSE – HBM
2016 No. 15

Cash and cash equivalents increased by $64.4 million to $118.3 million as at September 30, 2016 from $53.9 million as at December 31, 2015. This increase was mainly a result of cash generated from operating activities of $334.9 million, drawdowns on our credit facilities of $59.3 million and a net release of restricted cash of $45.9 million. These inflows were partly offset by $149.3 million of capital investments, primarily at Hudbay’s Peru and Manitoba operations, debt principal repayments of $108.4 million and interest payments of $103.5 million. Net debt4 decreased to $1.1 billion as at September 30, 2016 from $1.2 billion as at December 31, 2015.

Financial Condition ($000s)	Sep. 30, 2016	Dec. 31, 2015
Cash and cash equivalents	118,258	53,852
Total long-term debt	1,223,427	1,274,880
Net debt[1]	1,105,169	1,221,028
Working capital	138,211	57,613
Total assets	4,484,805	4,479,585
Equity	1,797,470	1,787,290

Financial Performance	Three months ended		Nine months ended
($000s except per share and cash cost amounts)	Sep. 30		Sep. 30
	2016	2015	2016	2015
Revenue	311,424	269,808	812,024	549,410
Cost of sales	242,965	227,779	667,351	489,849
Profit (loss) before tax	42,001	(16,132)	31,670	(73,431)
Profit (loss)	33,571	(11,833)	12,080	(75,960)
Basic and diluted earnings (loss) per share	0.14	(0.05)	0.05	(0.32)
Cash generated from operating activities	95,878	104,150	334,949	114,897
Operating cash flows before change in non-cash
working capital[1]	124,236	79,046	265,611	114,413
Operating cash flow per share[1]	0.53	0.34	1.13	0.49

1 Net debt, operating cash flow before change in non-cash working capital and operating cash flow per share are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see page 6 of this news release.

_______________________________________________
4 Net debt is not recognized under IFRS. For a detailed description of this non-IFRS financial performance measure, please see the discussion under “Non-IFRS Financial Performance Measures” on page 6 of this news release.

TSX, NYSE – HBM
2016 No. 15

Production and Cost Performance		Three months ended			Three months ended
		Sep. 30, 2016			Sep. 30, 2015
		Peru	Manitoba	Total	Peru	Manitoba	Total
Contained metal in concentrate produced[1]
Copper	tonnes	35,604	10,333	45,937	37,647	10,274	47,921
Gold	oz	6,867	22,998	29,865	6,712	19,829	26,541
Silver	oz	749,498	294,293	1,043,791	663,937	171,493	835,430
Zinc	tonnes	-	31,606	31,606	-	24,165	24,165
Payable metal in concentrate sold
Copper	tonnes	38,859	9,647	48,506	27,391	11,632	39,023
Gold	oz	6,479	19,235	25,714	4,758	29,612	34,370
Silver	oz	573,097	207,156	780,253	328,948	264,702	593,650
Refined zinc	tonnes	-	26,211	26,211	-	25,420	25,420

Cash cost[2]	$/lb	1.13	0.18	0.91	0.96	0.66	0.90
Sustaining cash cost[2]	$/lb	1.60	0.69		1.82	1.88
All-in sustaining cash cost[2]	$/lb			1.46			1.86
		Nine months ended			Nine months ended
		Sep. 30, 2016				Sep. 30, 2015
		Peru	Manitoba	Total	Peru	Manitoba	Total
Contained metal in concentrate produced[1]
Copper	tonnes	99,446	31,262	130,708	68,162	30,979	99,141
Gold	oz	21,243	65,571	86,814	12,279	61,154	73,433
Silver	oz	2,036,940	726,278	2,763,218	1,353,150	572,512	1,925,662
Zinc	tonnes	-	81,438	81,438	-	70,557	70,557
Payable metal in concentrate sold
Copper	tonnes	96,694	30,565	127,259	45,796	30,090	75,887
Gold	oz	18,016	52,170	70,186	7,981	53,914	61,895
Silver	oz	1,721,512	548,923	2,270,435	648,845	473,216	1,122,061
Refined zinc	tonnes	-	75,359	75,359	-	74,856	74,856

Cash cost[2]	$/lb	1.08	0.55	0.95	1.05	1.16	1.09
Sustaining cash cost[2]	$/lb	1.49	1.34		1.91	2.11
All-in sustaining cash cost[2]	$/lb			1.54			2.10

1 Metal reported in concentrate is prior to deductions associated with smelter contract terms.
2 Cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see page 6 of this news release.

TSX, NYSE – HBM
2016 No. 15

Peru Operations Review

During the third quarter of 2016, the Peru operations produced 35,604 tonnes of copper, 6,867 ounces of gold and 749,498 ounces of silver, which remained relatively consistent compared to the same period in 2015. Year-to-date production of copper, gold and silver was 46%, 73% and 51% higher, respectively, than the same period in 2015. Year-to-date growth reflects the ramp-up of Constancia to full production and the improvements in recoveries made in the last year.

Ore mined during the third quarter of 2016 decreased by 25% compared to the same period in 2015 as ore production rates were aligned to mill throughput rates. Mined and milled copper grades in the third quarter of 2016 were approximately 10% lower than the same period in 2015 as the mine plan continues to advance to lower levels in the pit. Mill throughput during the third quarter of 2016 was marginally affected by repairs to the power supply for one of the grinding circuits and to the process water pond liner. Both repairs arose from installation issues and steps have been taken to prevent future impacts from these issues.

Optimization of plant performance remains the primary focus for Constancia. Total copper recovery continues to improve and was 83.6% in the third quarter of 2016, compared to 76.6% in the same period in 2015, as oxidized copper in the ore feed was lower in the current quarter and the metallurgy associated with the varying ore types is better understood. Gold and silver recoveries also continue to improve.

The molybdenum plant was commissioned and began producing saleable concentrate in July of this year with grades over 50%. Molybdenum production quantities are expected to remain modest but steadily increase as a growing proportion of higher molybdenum grade hypogene ore is processed.

Combined unit operating costs in the third quarter of 2016 were affected by reduced capitalized stripping compared to prior quarters. Combined unit operating costs year-to-date in 2016 remain within guidance expectations.

Cash cost per pound of copper produced, net of by-product credits, for the three and nine months ended September 30, 2016 was $1.13 and $1.08, respectively, an increase from the same periods in 2015 of 18% and 3%, respectively, which reflects routine maintenance activities ramping up as the plant matures.

Sustaining cash cost per pound of copper produced, net of by-product credits, for the three and nine months ended September 30, 2016 was $1.60 and $1.49, a decrease from the same period in 2015 of 12% and 22%, respectively, as a result of lower capital costs from tailings impoundment construction.

Manitoba Operations Review

During the third quarter of 2016, the Manitoba operations produced 10,333 tonnes of copper, 31,606 tonnes of zinc, 22,998 ounces of gold and 294,293 ounces of silver, which was higher by 1%, 31%, 16% and 72%, respectively, compared to the same period in 2015, mostly as a result of higher mill throughput.

Ore mined at Hudbay’s Manitoba mines during the third quarter of 2016 increased by 18% compared to the same period in 2015 as a result of increased production at Lalor and 777. Overall copper grades were 18% lower in the third quarter of 2016 compared to the same quarter of 2015 as a result of lower copper grades at the 777 mine, partially offset by higher copper grades at the Lalor and Reed mines as a result of the stopes mined. Gold grades in the third quarter of 2016 were in line with the same period in 2015, while zinc and silver grades were higher than the third quarter of 2015 by 13% and 38%, respectively, as a result of higher silver grades at all mines and higher zinc grades at 777 as a result of planned stope sequencing. Unit operating costs for all Manitoba mines for the third quarter of 2016 declined by 19% compared to the same period in 2015, reflecting ongoing cost reduction efforts and increased production.

TSX, NYSE – HBM
2016 No. 15

Ore processed in the Flin Flon concentrator in the third quarter of 2016 was 18% higher than the same period in 2015 primarily as a result of higher production at our 777 mine. Zinc, gold and silver recoveries were higher in the third quarter of 2016 compared to the same period in 2015 as a result of higher head grades, while copper recovery was slightly lower due to lower copper head grades. Unit operating costs at the Flin Flon concentrator were 45% higher in the third quarter of 2016 compared to the same period in 2015 as a result of higher maintenance expenditures. Ore processed in the Snow Lake concentrator in the third quarter of 2016 was 21% higher than the same period in 2015 as a result of higher production at the Lalor mine. Unit operating costs at the Snow Lake concentrator were 12% lower in the third quarter of 2016 compared to the third quarter of 2015 as a result of increased production.

Combined mine, mill and G&A unit operating costs in the third quarter were 16% lower than in the same period in 2015 as a result of higher overall production and ongoing cost reduction initiatives, and were in line with full year guidance expectations.

Cash cost, net of by-product credits, in the third quarter of 2016 was $0.18 per pound of copper produced, a decrease of 73% compared to the same period in 2015. The decrease is largely the effect of a decrease in general support costs as a result of cost reduction initiatives. Cash cost was also positively impacted by increased revenue from sales of zinc metal.

Sustaining cash cost, net of by-product credits, in the third quarter of 2016 was $0.69 per pound of copper produced, a decrease of 63% compared to the same period in 2015, and was affected by the same factors impacting cash cost in the third quarter as well as reduced capital expenditures.

Non-IFRS Financial Performance Measures

Operating cash flow before change in non-cash working capital and operating cash flow per share are included in this news release because the company believes that they help investors and management to evaluate changes in cash flow generated from the various operations while, in the case of operating cash flow per share, taking into account changes in shares outstanding. Net debt is shown because it is a performance measure used by the company to assess its financial position. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because the company believes they help investors and management assess the performance of its operations, including the margin generated by the operations and the company. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. For further details on these measures, including reconciliations to the most comparable IFRS measures, please refer to page 28 of Hudbay’s management’s discussion and analysis for the three and nine months ended September 30, 2016 available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

TSX, NYSE – HBM
2016 No. 15

Website Links

Hudbay:

www.hudbayminerals.com

Management’s Discussion and Analysis:

http://www.hudbayminerals.com/files/doc_financials/2016/Q3/MDA3Q2016.pdf

Financial Statements:

http://www.hudbayminerals.com/files/doc_financials/2016/Q2/FS3Q2016.pdf

Conference Call and Webcast

Date:	Thursday, November 3, 2016

Time:	10 a.m. ET

Webcast:	www.hudbayminerals.com

Dial in:	416-849-1847 or 1-866-530-1554

Replay:	647-436-0148 or 1-888-203-1112

Replay Passcode:	5000396#

The conference call replay will be available until 1 p.m. (Eastern Time) on November 10, 2016. An archived audio webcast of the call also will be available on Hudbay's website.

Qualified Person

The technical and scientific information in this news release related to the Constancia mine has been approved by Cashel Meagher, P. Geo, Hudbay’s Senior Vice President and Chief Operating Officer. The technical and scientific information related to all other sites and projects contained in this news release has been approved by Robert Carter, P. Eng, Hudbay’s Director, Business Development and Technical Services at the Manitoba Business Unit. Messrs. Meagher and Carter are qualified persons pursuant to NI 43-101. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the Technical Reports for the company’s material properties as filed by Hudbay on SEDAR at www.sedar.com.

TSX, NYSE – HBM
2016 No. 15

Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, production, cost and capital and exploration expenditure guidance, including anticipated capital and operating cost savings, anticipated production at the company’s mines and processing facilities, events that may affect its operations and development projects, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that Hudbay identified and were applied by the company in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

  the success of mining, processing, exploration and development activities;
  the success of Hudbay’s cost reduction initiatives;
  the accuracy of geological, mining and metallurgical estimates;
  anticipated metals prices and the costs of production;
  the supply and demand for metals that Hudbay produces;
  the supply and availability of concentrate for Hudbay’s processing facilities;
  the supply and availability of third party processing facilities for Hudbay’s concentrate;
  the supply and availability of all forms of energy and fuels at reasonable prices;
  the availability of transportation services at reasonable prices;
  no significant unanticipated operational or technical difficulties;
  the execution of Hudbay’s business and growth strategies, including the success of its strategic investments and initiatives;
  the availability of additional financing, if needed;
  the ability to complete project targets on time and on budget and other events that may affect Hudbay’s ability to develop its projects;
  the timing and receipt of various regulatory and governmental approvals;
  the availability of personnel for Hudbay’s exploration, development and operational projects and ongoing employee relations;
  the ability to secure required land rights to develop the Pampacancha deposit;
  maintaining good relations with the communities in which Hudbay operates, including the communities surrounding its Constancia mine and Rosemont project and First Nations communities surrounding its Lalor and Reed mines;
  no significant unanticipated challenges with stakeholders at Hudbay’s various projects;

TSX, NYSE – HBM
2016 No. 15

  no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;
  no contests over title to Hudbay’s properties, including as a result of rights or claimed rights of aboriginal peoples;
  the timing and possible outcome of pending litigation and no significant unanticipated litigation;
  certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments; and
  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of Hudbay’s projects (including risks associated with the economics and permitting of the Rosemont project and related legal challenges), risks related to the maturing nature of the 777 mine and its impact on the related Flin Flon metallurgical complex, dependence on key personnel and employee and union relations, risks related to political or social unrest or change, risks in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, planned infrastructure improvements in Peru not being completed on schedule or as planned, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of Hudbay’s reserves, volatile financial markets that may affect Hudbay’s ability to obtain additional financing on acceptable terms, the permitting and development of the Rosemont project not occurring as planned, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, the company’s ability to comply with its pension and other post-retirement obligations, Hudbay’s ability to abide by the covenants in its debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading “Risk Factors” in the company’s most recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

TSX, NYSE – HBM
2016 No. 15

Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

About Hudbay

Hudbay (TSX, NYSE: HBM) is an integrated mining company producing copper concentrate (containing copper, gold and silver) and zinc metal. With assets in North and South America, the company is focused on the discovery, production and marketing of base and precious metals. Through its subsidiaries, Hudbay owns four polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru) and a copper project in Arizona (United States). The company’s growth strategy is focused on the exploration and development of properties it already controls, as well as other mineral assets it may acquire that fit its strategic criteria. Hudbay’s vision is to become a top-tier operator of long-life, low cost mines in the Americas. Hudbay’s mission is to create sustainable value through the acquisition, development and operation of high-quality and growing long-life deposits in mining-friendly jurisdictions. The company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Hudbay also has warrants listed under the symbol “HBM.WT” on the Toronto Stock Exchange and “HBM/WS” on the New York Stock Exchange.

For further information, please contact:

Candace Brûlé
Director, Investor Relations
(416) 814-4387
candace.brule@hudbay.com